MEMORANDUM
TO:	Keith Gregory U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 24, 2015
SUBJECT:
Response to supplemental comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of the Curian Guidance – Alt 100 Growth Fund into the Curian Guidance – Alt 100 Moderate Fund, each a series of the Curian Variable Series Trust ("Registrant")
File No: 333-201580

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) supplemental comments to the Registration Statement received via telephone on February 20, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.
Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement, and alternatively apply all comments received on this Registration Statement to all other N-14 filings that the Registrant filed on January 16, 2015.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14 and visa versa.

b.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

c.
Please confirm that although the Registrant is using 2013 expense numbers in the expense tables and expense examples to the Registration Statements, that those figures reflect any subsequent significant changes.

RESPONSE: The Registrant confirms that the expense tables and expense examples have been restated to reflect subsequent significant changes to the fees.

d.
In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 1.i., please consider clarifying that approval of the change to the investment adviser is subject to shareholder vote under a different proxy statement.

RESPONSE: The Registrant respectfully declines this request and refers the Commission Staff to the language included elsewhere in the Registration Statement that discusses, in more detail, the approval of the change in investment advisers "via a separate proxy."

e.
In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 1.n., please insert additional specific information about the Bloomberg Commodity Index and the FTSE EPRA/NAREIT Developed Index in the narrative, as per Item 4(b)(2), Instruction 2(b) of Form N-1A.

RESPONSE: The Registrant respectfully advises the Commission Staff that it has disclosed information about the additional indices in the narrative explanation accompanying the bar chart and table by stating that they "have investment characteristics similar to those of the Funds."

f.
In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 1.o., please review the Investment Company Act Proposing Release, Number 28193 from March 11, 2008 at section 1, footnotes 10 through 14 where the text suggests that specialized indices are not considered to be "appropriate broad-based securities market indices" and please revise the Registrant's disclosure of the Credit Suisse Hedge Fund Index accordingly.

RESPONSE: The Registrant respectfully declines this request.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

February 24, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Keith Gregory

Re:	Curian Variable Series Trust
File Nos: 333-201580 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/S/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President